UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

EXPLANATORY NOTE

This amendment to the Form 6-K previously furnished to the Securities and Exchange Commission on November 7, 2018 (the “Original 6-K”) is being furnished solely to provide a corrected news release for Exhibit 99.3. In all other respects, the Original 6-K remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: November 7, 2018

/s/Cassandra Joseph
Cassandra Joseph
VP Corporate Secretary & Associate General Counsel

EXHIBIT INDEX

Exhibits
99.3	News Release dated November 6, 2018: Refiled to correct tabulation errors in the Q3 YTD 2018 and 2017 figures for sustaining capital in the tables on pages 1 and 5